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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May  , 2021.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON UPDATES PLATOSA MINERAL RESOURCE ESTIMATE

Toronto, Ontario – May 13, 2021 – Excellon Resources Inc. (TSX:EXN, EXN.WT; NYSE:EXN; FRA:E4X2) (“Excellon” or the “Company”) is pleased to provide an update of the Mineral Resource Estimate for the Platosa Mine and a summary of the Company’s consolidated mineral resources across all of its projects.

Highlights

●	Platosa Mineral Resource Estimate updated to include 187 exploration drill holes from surface and underground for approximately 21,400 metres of drilling up to February 28, 2021, with underground drilling ongoing to define additional mineralization
●	Updated Platosa technical report to be published during Q2 2021
●	Company-wide consolidated mineral resource growth during 2020 through resource expansion and acquisition

“Our update of the Platosa Mineral Resources Estimate is a snapshot in time amid the opportunities we see to continue growing the mineral resource through the ongoing underground and surface drilling programs,” stated Brendan Cahill, President and Chief Executive Officer. “Importantly, recent drilling of the Guadalupe North Manto, including 6.5 metres grading 1,293 g/t AgEq, indicates the potential to revitalize and define additional mineralization in historically-mined areas. Earlier periods of operation were constrained by water management, higher costs and lower productivity and silver prices. We are now reassessing a number of these areas that are now entirely free of water and may host mineralization that is now accessible.”

“On a consolidated level, we multiplied our metal resource inventory during 2020 through the discovery and definition of a mineral resource at Evolución in Zacatecas and the acquisition of the Kilgore and Oakley projects in Idaho.”

Mineral Resource Statement*, Platosa Mine, Mexico, SRK Consulting (Canada) Inc., March 31, 2021

Grade					Contained Metal
Category	Quantity	Silver	Lead	Zinc	Silver	Lead	Zinc
	(‘000 t)	(g/t)	(%)	(%)	(‘000 oz)	(‘000 lbs)	(‘000 lbs)
Measured	-	-	-	-	-	-	-
Indicated	317	485	5.3	5.5	4,948	36,797	38,781
Total	317	485	5.3	5.5	4,948	36,797	38,781
Inferred	42	749	4.3	5.4	1,007	4,000	5,002

* Mineral resources are not mineral reserves and have not demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimates. Composites were capped where appropriate.
Mineral resources are reported at a silver equivalent cut-off value of 275 grams per tonne, considering metal prices of US$24.00 per ounce of silver, US$0.86 per pound of lead, US$1.10 per pound of zinc, and assuming metal recovery of 91% for silver, 80% for lead and 80% for zinc.

Mineral resources at Platosa are estimated based on drilling up to February 28, 2021. The Company is currently continuing its expansion and infill drilling program from dedicated underground infrastructure with results from this program to be included in subsequent resource updates. This program has been progressing well since Q3 2020 after facing challenges in 2019 and 2020 due to management changes, accessibility of drilling platforms and COVID-19 (in H1 2020).

Since the last resource update as at March 31, 2018, 187 exploration holes from surface and underground have been completed totaling approximately 21,400 meters. The mineral resource estimation update included a geological modeling audit, grade estimation, sensitivity analyses, and mineral resource classification and was completed by Joycelyn Smith, PGeo (APGO#2963), under the supervision of Mr. Glen Cole, PGeo (APGO#1416), an appropriate independent Qualified Person as this term is defined in National Instrument 43-101. The overall process was reviewed by Dr. Oy Leuangthong, PEng (PEO#90563867). The effective date of the Mineral Resource Statement is March 31, 2021.

The Platosa mineral resource model update will be supported by a technical report prepared by SRK Consulting (Canada) Inc. (“SRK”), which will be available on SEDAR (www.sedar.com) within 45 days of this news release.

Consolidated Mineral Resources

During 2020, the Company significantly increased consolidated Mineral Resources through the generation of an updated Mineral Resource Estimate on the Evolución Project in Zacatecas and the acquisition of the Kilgore and Oakley Projects in Idaho. The Company’s consolidated Mineral Resources are summarized as follows as at March 31, 2021 and have been estimated in conformity with generally accepted CIM Estimation of Mineral Resource and Mineral Reserves Best Practices Guidelines (November 2019) and are reported in accordance with the Canadian Securities Administrators’ National Instrument 43-101.

		Grade					Contained Metal (‘000s)
Project	Quantity	Ag	Au	Pb	Zn	AgEq	Ag	Au	Pb	Zn	AgEq
	(‘000 t)	(g/t)	(g/t)	(%)	(%)	(g/t)	(oz)	(oz)	(lbs)	(lbs)	(oz)
Silver-Lead-Zinc Indicated Mineral Resources
Platosa[1]	317	485	-	5.3	5.5	751	4,948	-	36,797	38,781	7,659
Evolución[2]	6,407	64	0.10	1.0	1.1	170	13,154	19	140,741	161,548	35,091
Total Indicated	6,724	84	0.10	1.2	1.3	197	18,102	19	177,538	200,329	42,750
Silver-Lead-Zinc Inferred Mineral Resources
Platosa[1]	42	749	-	4.3	5.4	991	1,007	-	4,000	5,002	1,338
Evolución[2]	14,960	39	0.10	0.8	1.2	135	18,524	49	247,459	377,747	64,813
Total Inferred	15,002	41	-	0.8	1.2	137	19,531	49	251,459	382,749	66,151
Gold Indicated Mineral Resources
Kilgore[3]	44,556	-	0.58	-	-	-	-	825	-	-	-
Total Indicated	44,556	-	0.58	-	-	-	-	825	-	-	-
Gold Inferred Mineral Resources
Kilgore[3]	9,399	-	0.45	-	-	-	-	136	-	-	-
Oakley[4]	9,972	-	0.51	-	-	-	-	163	-	-	-
Total Inferred	19,371	-	0.48	-	-	-	-	299	-	-	-

(1)	Estimated at a cut-off grade of 275 g/t AgEq and silver, lead and zinc prices of $24.00, $0.86 and $1.10, and assuming metal recoveries of 91% for silver, 80% for lead and 80% zinc. AgEq calculated using the following formula, AgEq = Ag(g/t) + 21.60*Pb(%) + 27.63*Zn(%).
(2)	Estimated at a cut-off grade of 90 g/t AgEq and silver, gold, lead and zinc prices of $17.00/oz, $1,550/oz, $0.90/lb and $1.15/lb, and assuming metal recoveries of 76% for silver, 20% for gold, 90% for lead and 88% zinc. AgEq calculated using the following formula, AgEq = Ag(g/t) + 42.99*Pb(%) + 23.99*Zn(%).
(3)	Estimated at a cut-off grade of 0.21 g/t Au, gold price of $1300/oz, and assuming metal recoveries of 80%.
(4)	Estimated at a cut-off grade of 0.31 g/t Au, gold price of $1200/oz, and assuming metal recoveries of 70%.

A complete summary of mineral resources is provided in the Company’s Annual Information Form, which is available at www.excellonresources.com and under the Company’s profile on SEDAR.

Exploration Update

Exploration at Platosa is ongoing, with one drill rig testing the 10-20 target in the Platosa Corridor southeast of the Mine and one drill rig testing targets at Jaboncillo, 11 kilometres northwest of the Mine. Underground drilling is ongoing, with two drill rigs continuing to further expand and delineate mineralization within the mine area. Drilling is expected to continue throughout the year.

Qualified Person

Mr. Ben Pullinger, PGeo., Senior Vice President Geology & Corporate Development, has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the scientific and technical information contained in this press release.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.
Brendan Cahill, President & Chief Executive Officer

Ben Pullinger, Senior Vice President Geology & Corporate Development
(416) 364-1130
info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding mineral resources estimates, the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Cautionary Note to U.S. Investors: The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource,” as used on Excellon’s website and in its press releases are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). These Canadian terms are not defined terms under United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC by U.S. registered companies. The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Accordingly, note that information describing the Company’s “mineral resources” is not directly comparable to information made public by U.S. companies subject to reporting requirements under U.S. securities laws. U.S. investors are urged to consider closely the disclosure in the Company’s Form 40-F which may be secured from the Company, or online at http://www.sec.gov/edgar.shtml.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: May 13, 2021	By:	/s/ Brendan Cahill
President and Chief Executive Officer